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United States Securities and Exchange Commission

The Division of Corporate Finance

100 F Street, N.E.

Washington, D C. 20549-3561

Attn: H. Roger Schwall, Assistant Director

Re:	Lilis Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed April 15, 2015

Form 10-Q for the Fiscal Quarter Ended June 30, 2015

Filed August 19, 2015

File No. 1-35330

Dear Mr. Schwall:

Set forth below are the responses Lilis Energy, Inc., a Nevada corporation (the “Company”), to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) dated September 25, 2015 with respect to Form 10-K for the fiscal year ended December 31, 2014 filed April 15, 2015 (the “Form 10-K”), and with respect to Form 10-Q for the quarterly period ended June 30, 2015 filed August 19, 2015 (the “Form 10-Q”).

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Form 10-K and Form 10-Q.

Form 10-K for the Fiscal Year Ended December 31, 2014

Business and Properties, page 8

Reserves, page 10

1. You disclose on page 11 that as of December 31, 2014, you had 1,606 MBoe of proved reserves, 95% of which were undeveloped. You further disclose that you had no proved undeveloped reserves (PUD) scheduled for development five years or more beyond the date the reserves were initially recorded.

However, we note that you did not convert any PUD volumes during 2014, and that you made minimal capital expenditures on your oil and gas properties during the year due to capital constraints. We further note that your entire capital budget for 2015 is contingent on obtaining additional capital.

In view of these factors, explain to us your basis for concluding that development of your PUD reserves is reasonably certain. As part of your response, submit a summary of the development schedules and capital budgets, by year and PUD location, underlying your estimated proved undeveloped reserves as of December 31, 2014. Additionally, explain how actual drilling activity, in terms of both capital expenditures and locations drilled, during 2015 has compared to the plans for 2015 in your 2014 reserve estimate. See Rules 4-10(a)(22) and 4-10(a)(31) of Regulation S-X as well as Compliance and Disclosure Interpretation 131.04.

United States Securities and Exchange Commission

October 9, 2015

Response:

In the course of preparing the Company’s reserve estimates in accordance with applicable SEC Rules and Regulations, the Company evaluates its annual capital budget dedicated to the development of reserves and Authorization For Expenditures (“AFE”) approval criteria, which includes an analysis of the nature of the wells and well economics, including internal rates of return, estimated payout periods, anticipated drilling schedules, geology of the locations, risks of drilling certain locations, and the current production and pricing terms in each field. The Company also considers the analysis of its acreage position, proximity to infrastructure, lease terms, and the process involved in generating additional proved reserves. Additionally, the Company considers whether a well is operated or non-operated and the amount of capital outlay that would be required to fund the development for non-participating owners. Finally, the Company takes into consideration new data provided by current drilling competitors which is uploaded to state websites.

At the end of any given period, we ensure that our reserves include only those that we plan to develop within a five-year time frame, in accordance with Rules 4-10(a)(22), 4-10(a)(31) of Regulation S-X and Compliance and Disclosure Interpretation 131.04. Reserve calculations at any end-of-quarter period are representative of our development plans at that time. As of December 31, 2014, the Company’s PUD locations consisted of reserves which utilized current technology and development of each of the PUD locations was within the allowed proximity of current producing and proved reserves. At this time, the Company does not have any fluid restrictions, restrictions on production pricing, and the current transportation and utilities infrastructure is present in the locations to develop the PUDs economically. However, changes in commodity pricing, oilfield service costs and availability, access to capital and other economic factors have, and in the future may, lead to changes in development plans.

As the Staff noted in its comments, the Company did not convert any PUD volumes during 2014 and development of the wells is based on contingent financing. As previously disclosed in our Form 10-K, the Company had entered into a credit agreement with Heartland Bank, as administrative agent, dated as of January 8, 2015 (the “Credit Agreement”) which provides for a three-year senior secured term loan in an initial aggregate principal amount of $3.0 million, which principal amount may be increased to a maximum principal amount of $50.0 million at the request of the Company, subject to certain conditions, and pursuant to an accordion advance provision in the Credit Agreement. The availability of additional funds pursuant to the accordion advance is subject to the discretion of the lenders, and is generally based on the value of the Company’s PDP and PUD reserves. The use of proceeds borrowed under the Credit Agreement was intended to fund producing property acquisitions in North America, drill undeveloped wells in the core of the Company’s lease positions and to fund its working capital. In connection with the execution of the Credit Agreement, the Company prepared the below development plan which would have yielded an excess of revenue per day and would have allowed the Company to remain in compliance with the applicable debt covenants in accordance with the Credit Agreement.

However, in light of the current low commodity price environment, the Company’s access to available capital has decreased while the cost of capital has increased, which has been detrimental to our 2015 development plans as well as production acquisitions. As such, the original development plan has been delayed and extended and the original PUDs which were scheduled for development in 2015 are being re-evaluated with a view towards development in the 2016 and 2017 fiscal years.

As it has in the past, the Company is continuously evaluating its financing options to fund the below capital budget at the lowest possible capital cost and continues to update its disclosure if and when necessary. Therefore, the Company respectfully advises the Staff that, in future Exchange Act periodic reports, the Company will continue to include a discussion of its basis for concluding that development of our PUD reserves is reasonably certain.

United States Securities and Exchange Commission

October 9, 2015

Capital Budget Overview

As of December 31, 2014: PUD Development Schedule

(Amount in Thousands)
			CAPEX	PV 10	Original
OPERATOR	RESERVOIR	LEASE	$	$	Development
BAYSWATER	CODELL	MOJACK P-28HC 25%	863	625	7/1/2015	Q3 2015
LILIS ENERGY INCORPORATED	CODELL	SAWYER #32-7H 100%	1,363	1,603	11/1/2015	Q4 2015
LILIS ENERGY INCORPORATED	NIOBRARA B	SAWYER #32-2H 100%	2,726	1,704	11/1/2015	Q4 2015
LILIS ENERGY INCORPORATED	CODELL	SAWYER #32-3H 100%	2,726	3,186	11/1/2015	Q4 2015
LILIS ENERGY INCORPORATED	NIOBRARA B	SAWYER #32-4H 100%	2,726	1,704	11/1/2015	Q4 2015
LILIS ENERGY INCORPORATED	NIOBRARA B	SAWYER #32-6H 100%	2,726	1,684	11/1/2015	Q4 2015
LILIS ENERGY INCORPORATED	CODELL	SAWYER #32-5H 100%	2,726	3,186	11/1/2015	Q4 2015
LILIS ENERGY INCORPORATED	CODELL	SAWYER #32-1H 50%	1,363	1,593	11/1/2015	Q4 2015
LILIS ENERGY INCORPORATED	NIOBRARA B	SAWYER #32-8H 50%	1,363	852	11/1/2015	Q4 2015
GREAT WESTERN O&G CO	NIOBRARA B	BRUEGMAN SOUTH EH 34-030HN 25%	2,152	1,043	12/1/2015	Q4 2015
GREAT WESTERN O&G CO	CODELL	BRUEGMAN SOUTH EG 34-027HC 50%	2,152	1,040	12/1/2015	Q4 2015
GREAT WESTERN O&G CO	NIOBRARA B	BRUEGMAN SOUTH EG 34-029HN 50%	2,152	1,043	12/1/2015	Q4 2015
GREAT WESTERN O&G CO	NIOBRARA B	BRUEGMAN SOUTH EG 34-027HN 50%	2,152	1,043	12/1/2015	Q4 2015
LILIS ENERGY INCORPORATED	J SAND	HANSON 41-26	1,200	606	7/1/2016	Q3 2016
Total			28,390	20,912

Form 10-Q for the Fiscal Quarter Ended June 30, 2015

Financial Conditions and Liquidity, page 22

2. Expand the final paragraph to indicate the required total debt to EBITDAX ratio and quantify your compliance with that ratio as of June 30, 2015. Also, indicate the terms of the waiver that you received from Heartland regarding the covenant violations.

Response: The Company respectfully acknowledges the Staff’s comment and will prospectively include this wording in future filings where applicable, with the new language appearing in bold and italics. The Company reasonably expects to be in compliance with this covenant on each of the future measurement dates.

As of June 30, 2015, the Company was not in compliance with the financial covenant relating to the total debt to EBITDAX ratio required to be maintained by the Company and measured as of that date pursuant to the Credit Agreement. Specifically, the Credit Agreement requires that the Company maintain a ratio of total debt to EBITDAX of not less than 4.5:1 for the period ending June 30, 2015, 3.5:1 for June 30, 2016, and 2.5:1 for June 30, 2017 and onward. As of June 30, 2015 the Company had a ratio of 0.02:1, which is calculated on an annual basis as of June 30. Additionally, the Company did not make the required principal payment due on July 1, 2015. On August 6, 2015, Heartland applied cash from the Company’s Debt Service Reserve Account (as defined in the Credit Agreement) towards the overdue principal payment amount of $125,000 with applicable interest in the amount of $30,000 for a total aggregate payment of $155,000. The Company has reported this non-compliance to Heartland and received a waiver on the covenant violations. The waiver was granted on August 18, 2015 and specifically waived any defaults pertaining to Section 8.19 of the Credit Agreement (financial covenants) and Section 8.20 (regularly scheduled operations meetings).

United States Securities and Exchange Commission

October 9, 2015

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

●	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (303) 893-9000.

Sincerely,

/s/ Kevin K. Nanke
Name: Kevin K. Nanke
Title: Chief Financial Officer

Enclosure:

cc:	Abraham Mirman, Chief Executive Officer

Ariella Fuchs, General Counsel and Secretary